                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                             RESOURCE CAPITAL CORP.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                   76120W 30 2
                                 (CUSIP Number)

                                 With Copies to:

                                Michael S. Yecies
                           c/o Resource America, Inc.
                         1845 Walnut Street, 10th Floor
                             Philadelphia, PA 19103
                                 (215) 546-5005
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 10, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 76120W 30 2

         (1) Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only)

                  Resource America, Inc.

         (2) Check the Appropriate Box if a Member of a Group
                           (a) [ ]
                           (b) [ ]

         (3) SEC USE ONLY

         (4) Source of Funds

                  WC

         (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                  [   ]

         (6) Citizenship or Place of Organization

                  State of Delaware

Number of                  (7) Sole Voting Power
Shares                               0
Beneficially
Owned By                   (8) Shared Voting Power
Each                                 2,123,881(1)
Reporting
Person                     (9) Sole Dispositive Power
With                                 0

                           (10) Shared Dispositive Power
                                     2,123,267(2)

         (11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                     2,123,267(2)

         (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                     [ ]

         (13) Percent of Class Represented by Amount in Row (11)
                                     11.8%

         (14) Type of Reporting Person
                                     CO

(1) Consists of: (i) 100,000 shares held by Resource Capital Manager, Inc., an indirect wholly-owned subsidiary of the reporting person, (ii) 5,738 shares immediately payable to Resource Capital Manager as incentive compensation under its management agreement with the Issuer, (iii) 921 restricted shares held by Resource Capital Manager which vest 1/3 per year beginning on March 8, 2006 but have full voting rights as of the date hereof, (iv) 217,222 options to purchase common stock of the issuer held by Resource Capital Manager which vest within 60 days of the date hereof and (v) 1,800,000 shares held by Resource Capital Investor, Inc., a wholly-owned subsidiary of the reporting person.

(2) Consists of: (i) 100,000 shares held by Resource Capital Manager, (ii) 5,738 shares immediately payable to Resource Capital Manager as incentive compensation under its management agreement with the Issuer,
         (iii) 307 restricted shares held by Resource Capital Manager which vest within 60 days of the date hereof, (iv) 217,222 options to purchase common stock of the issuer held by Resource Capital Manager which vest within 60 days of the date hereof and (v) 1,800,000 shares held by Resource Capital Investor, Inc.

CUSIP No. 76120W 30 2

         (1) Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)

                  Resource Capital Manager, Inc.

         (2) Check the Appropriate Box if a Member of a Group
                           (a) [ ]
                           (b) [ ]

         (3) SEC USE ONLY

         (4) Source of Funds

                  AF

         (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                  [   ]

         (6) Citizenship or Place of Organization

                  State of Delaware

Number of                  (7) Sole Voting Power
Shares                               0
Beneficially
Owned By                   (8) Shared Voting Power
Each                                 323,881(1)
Reporting
Person                     (9) Sole Dispositive Power
With                                 0

                           (10) Shared Dispositive Power
                                     323,267(2)

         (11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                     323,267(2)

         (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                     [ ]

         (13) Percent of Class Represented by Amount in Row (11)
                                     1.8%

         (14) Type of Reporting Person
                                     CO

(1) Consists of: (i) 100,000 shares held by the reporting person, (ii) 5,738 shares immediately payable to the reporting person as incentive compensation under its management agreement with the Issuer, (iii) 921 restricted shares held by the reporting person which vest 1/3 per year beginning on March 8, 2006 but have full voting rights as of the date hereof and (iv) 217,222 options to purchase common stock of the issuer held by the reporting person which vest within 60 days of the date hereof. The reporting person shares voting power as a direct wholly-owned subsidiary of Resource Financial Fund Management, Inc. and an indirect wholly-owned subsidiary of Resource America, Inc.

(2) Consists of: (i) 100,000 shares held by the reporting person, (ii) 5,738 shares immediately payable to the reporting person as incentive compensation under its management agreement with the Issuer, (iii) 307 restricted shares held by the reporting person which vest within 60 days of the date hereof and (iv) 217,222 options to purchase common stock of the issuer held by the reporting person which vest within 60 days of the date hereof. The reporting person shares the power to direct the disposition of the shares as a direct wholly-owned subsidiary of Resource Financial Fund Management, Inc. and an indirect wholly-owned subsidiary of Resource America, Inc.

CUSIP No. 76120W 30 2

         (1) Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)

                  Resource Financial Fund Management, Inc.

         (2) Check the Appropriate Box if a Member of a Group
                           (a) [ ]
                           (b) [ ]

         (3) SEC USE ONLY

         (4) Source of Funds

                  AF

         (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                  [   ]

         (6) Citizenship or Place of Organization

                  State of Delaware

Number of                  (7) Sole Voting Power
Shares                               0
Beneficially
Owned By                   (8) Shared Voting Power
Each                                 323,881(1)
Reporting
Person                     (9) Sole Dispositive Power
With                                 0

                           (10) Shared Dispositive Power
                                     323,267(2)

         (11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                     323,267(2)

         (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                     [ ]

         (13) Percent of Class Represented by Amount in Row (11)
                                     1.8%

         (14) Type of Reporting Person
                                     CO

(1) Consists of: (i) 100,000 shares held by Resource Capital Manager, Inc., a wholly-owned subsidiary of the reporting person, (ii) 5,738 shares immediately payable to Resource Capital Manager as incentive compensation under its management agreement with the Issuer, (iii) 921 shares held by Resource Capital Manager which vest within 60 days of the date hereof but have full voting rights as of the date hereof and
         (iv) 217,222 options to purchase common stock of the issuer held by Resource Capital Manager which vest within 60 days of the date hereof. The reporting person shares voting power with Resource America, Inc., as a direct wholly-owned subsidiary of Resource America.

(2) Consists of: (i) 100,000 shares held by Resource Capital Manager, (ii) 5,738 shares immediately payable to Resource Capital Manager as incentive compensation under its management agreement with the Issuer,
         (iii) 307 shares held by Resource Capital Manager which vest within 60 days of the date hereof and (iv) 217,222 options to purchase common stock of the issuer held by Resource Capital Manager which vest within 60 days of the date hereof. The reporting person shares the power to direct the disposition of the shares with Resource America, as a direct wholly-owned subsidiary of Resource America.

CUSIP No. 76120W 30 2

         (1) Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)

                  Resource Capital Investor, Inc.

         (2) Check the Appropriate Box if a Member of a Group
                           (a) [ ]
                           (b) [ ]

         (3) SEC USE ONLY

         (4) Source of Funds

                  AF

         (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                  [   ]

         (6) Citizenship or Place of Organization

                  State of Delaware

Number of                  (7) Sole Voting Power
Shares                               0
Beneficially
Owned By                   (8) Shared Voting Power
Each                                 1,800,000(1)
Reporting
Person                     (9) Sole Dispositive Power
With                                 0

                           (10) Shared Dispositive Power
                                     1,800,000(1)

         (11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                     1,800,000

         (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                     [ ]

         (13) Percent of Class Represented by Amount in Row (11)
                                     10.1%

         (14) Type of Reporting Person
                                     CO



     (1) The reporting person shares voting power and dispositive power with Resource America, Inc., as a direct wholly-owned subsidiary of Resource America.

Item 1.  Security and Issuer

         This statement relates to the Common Stock, $.001 par value per share (the "Shares"), of Resource Capital Corp. (the "Issuer" or "RCC"), a Maryland corporation. The principal executive offices of the Issuer are located at 712 Fifth Avenue, 10th Floor, New York, New York 10019.

Item 2.  Identity and Background

         (a-c)(f) This statement is filed (i) by Resource Capital Manager, Inc. ("RCM") and Resource Capital Investor, Inc. ("RCI") as the direct beneficial owners of Shares, (ii) by Resource Financial Fund Management, Inc. ("RFFM") by virtue of its 100% ownership of RCM and (iii) by Resource America, Inc. ("RAI") by virtue of its 100% ownership of RFFM and RCI. RAI, RCM, RCI and RFFM shall collectively be referred to herein as the "Reporting Persons." By signing this statement, each Reporting Person agrees that this statement is filed on its behalf.

                  RCI, a wholly-owned subsidiary of RAI, is a Delaware corporation formed for the purpose of investing in the Issuer. RCI's principal executive offices are located at 1845 Walnut Street, Suite 1000, Philadelphia, PA 19103.

                  RCM, a wholly-owned subsidiary of RFFM, is a Delaware corporation formed to manage and advise the Issuer. RCM's principal executive offices are located at 1845 Walnut Street, Suite 1000, Philadelphia, PA 19103.

                  RFFM, a wholly-owned subsidiary of RAI, is a Delaware corporation formed to act as a structured finance fund management subsidiary of RAI. RFFM's principal executive offices are located at 1845 Walnut Street, Suite 1000, Philadelphia, PA 19103.

                  RAI is a Delaware corporation and acts as a specialized asset management company. RAI's principal executive offices are located at 1845 Walnut Street, Suite 1000, Philadelphia, PA 19103.

                  For information required by instruction C to this statement with respect to the executive officers and directors of the Reporting Persons, reference is made to Schedule I annexed hereto and incorporated herein by reference.

         (d and e) During the last five years, none of the Reporting Persons, to the best knowledge of the Reporting Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The Reporting Persons acquired beneficial ownership of 1,900,000 shares in the Issuer's private placement in March 2005 and initial public offering in February 2006. Total consideration for these shares was $28,500,000. To enable RCI to purchase the shares held directly by it, RAI made a capital contribution of $27,000,000 to RCI from RAI's working capital. To enable RCM to purchase shares directly held by it, RAI made a capital contribution of $1,500,000 to RFFM from RAI's working capital; RFFM then made a capital contribution of

$1,500,000 to RCM. The 921 shares of restricted stock (307 of which vest within 60 days of the date hereof) and 651,666 options to purchase common stock (217,222 of which vest within 60 days of the date hereof) held by RCM were issued pursuant to the Issuer's stock incentive plan. No consideration was paid for the restricted shares or options. The 5,738 shares immediately payable to RCM by the Issuer are due as incentive compensation pursuant to the management agreement between the Issuer and RCM.


Item 4. Purpose of Transaction

         With the exception of the 921 shares of restricted stock held by RCM (307 of which vest within 60 days of the date hereof), the 651,666 options to purchase common stock held by RCM (217,222 of which vest within 60 days of the date hereof) and the 5,738 shares payable to RCM as incentive compensation, the Reporting Persons acquired beneficial ownership of the Shares to support the Issuer's private placement in March 2005 and initial public offering in February 2006. The Reporting Persons believe that the Issuer represents an attractive investment opportunity and hold the Shares for investment purposes.

         The 921 shares of restricted stock (307 of which vest within 60 days of the date hereof) and 651,666 options to purchase common stock (217,222 of which vest within 60 days of the date hereof) held by RCM were acquired pursuant to the Issuer's stock incentive plan. Pursuant to the terms of the grant agreements pertaining to these restricted shares and options, RCM may transfer such shares and options to its officers, employees or other individuals who provide services to it. RCM has no present plans to transfer these shares or options, but reserves the right to do so.

         Pursuant to the Management Agreement dated March 8, 2005 by and among the Issuer, RCM and RAI, RCM will receive a monthly base management fee and a quarterly incentive compensation fee from the Issuer for providing management services. No less than 25% of the incentive compensation will be paid to RCM in common stock of the Issuer. RCM may, in its sole discretion, elect to receive a greater percentage of its incentive compensation in the form of common stock of the Issuer. As of the date of this statement, no incentive compensation has been paid to RCM, however, incentive compensation, including 5,738 common shares, has accrued for the three months ended December 31, 2005 and is payable currently. RCM does not presently intend to elect to receive greater than 25% of incentive compensation in the Issuer's common stock.

         Except as described above, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule I hereto, has formulated any plans or proposals which related or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of this Item 4.


Item 5.  Interest in Securities of the Issuer.

         (a) RCM is the direct beneficial owner of 323,267 shares, or approximately 1.8% of the outstanding Shares as of the date of this statement (including 307 shares which are restricted and vest within 60 days of the date hereof, 217,222 shares which are stock options which vest within 60 days of the date hereof and 5,738 shares that are currently payable to RCM as incentive compensation).

                  RCI is the direct beneficial owner of 1,800,000 shares, or approximately 10.1% of the outstanding Shares as of the date of this statement.

                  By virtue of its direct ownership of RFFM and RCI, RAI may be deemed to be the beneficial owner of 2,123,267 Shares, or approximately 11.8% of the outstanding Shares as of the date of this statement (including 307 shares which are restricted and vest within 60 days of the date hereof, 217,222 shares which are stock options which vest within 60 days of the date hereof and 5,738 shares that are currently payable to RCM as incentive compensation).

                  By virtue of its direct ownership of RCM, RFFM may be deemed to be the beneficial owner of 323,267 shares, or approximately 1.8% of the outstanding Shares as of the date of this statement (including 307 shares which are restricted and vest within 60 days of the date hereof, 217,222 shares which are stock options which vest within 60 days of the date hereof and 5,738 shares that are currently payable to RCM as incentive compensation).

         (b) RCM has the direct power to vote 323,881 shares (including 921 shares which, while restricted and unvested, have full voting rights, 217,222 shares which are stock options which vest within 60 days of the date hereof and 5,738 shares that are currently payable to RCM as incentive compensation). RCM also has the direct power to dispose of 323,267 shares (including 307 shares which are restricted and vest within 60 days of the date hereof, 217,222 shares which are stock options which vest within 60 days of the date hereof and 5,738 shares that are currently payable to RCM as incentive compensation).

                  RCI has the direct power to vote and dispose of 1,800,000 shares.

                  By virtue of its direct ownership of RFFM and RCI, RAI may be deemed to share in the power to vote and dispose of the shares held by RCM and RCI.

                  By virtue of its direct ownership of RCM, RFFM may be deemed to share in the power to vote and dispose of the shares held by RCM.

         (c) On February 6, 2006, in connection with the Issuer's initial public offering, RCI purchased 900,000 shares of the Issuer's common stock at the public offering price of $15.00 per share. RCM is also currently entitled to receive 5,738 common shares from the Issuer as part of its incentive compensation for the three months ended December 31, 2005.

         (d) Not applicable

         (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         As set forth in Item 4 above, pursuant to the terms of the grant agreements relating to restricted shares and options previously granted to RCM by the Issuer pursuant to the Issuer's stock incentive plan, RCM may transfer such shares and options to its officers, employees or other individuals who provide services to it.

         Pursuant to the Management Agreement dated March 8, 2005 by and among the Issuer, RCM and RAI, RCM will receive a monthly base management fee and a quarterly incentive compensation fee from the Issuer for providing management services. No less than 25% of the incentive compensation will be paid to RCM in common stock of the Issuer. RCM may, in its sole discretion, elect to receive a greater percentage of its incentive compensation in the form of common stock of the Issuer. As of the date of this statement, no incentive compensation has been paid to RCM, however, incentive compensation, including 5,738 common shares, has accrued for the three months ended December 31, 2005 and is payable currently. RCM does not presently intend to elect to receive greater than 25% of incentive compensation in the Issuer's common stock.

Item 7. Materials to be Filed as Exhibits

         Exhibit 1 Management Agreement between the Issuer, RCM and RAI dated as of March 8, 2005, incorporated by reference to exhibit 10.2 of the Issuer's Form S-11, as amended (registration no. 333-126517).

         Exhibit 2 2005 Stock Incentive Plan of the Issuer, incorporated by reference to exhibit 10.3 of the Issuer's Form S-11, as amended (registration no. 333-126517).

         Exhibit 3 Form of Stock Award Agreement, incorporated by reference to exhibit 10.4 of the Issuer's Form S-11, as amended (registration no. 333-126517).

         Exhibit 4 Form of Stock Option Agreement, incorporated by reference to exhibit 10.5 of the Issuer's Form S-11, as amended (registration no. 333-126517).

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     RESOURCE AMERICA, INC.

                                     /s/ Michael S. Yecies
                                     -----------------------------------------
                                     Name: Michael S. Yecies
                                     Title: Senior Vice President, Chief Legal
                                            Officer and Secretary


                                     RESOURCE FINANCIAL FUND
                                     MANAGEMENT, INC.

                                     /s/ Thomas C. Elliott
                                     -----------------------------------------
                                     Name: Thomas C. Elliott
                                     Title: Vice President and Chief Financial
                                            Officer


                                     RESOURCE CAPITAL MANAGER, INC.

                                     /s/ Thomas C. Elliott
                                     -----------------------------------------
                                     Name: Thomas C. Elliott
                                     Title: Chief Financial Officer


                                     RESOURCE CAPITAL INVESTOR, INC.

                                     /s/ Steven J. Kessler
                                     -----------------------------------------
                                     Name: Steven J. Kessler
                                     Title: Chief Financial Officer




Dated:  February 20, 2006

                                   SCHEDULE I

         Information concerning the directors and executive officers of the Reporting Persons is as follows:

         Mr. Edward E. Cohen is the Chairman of the Issuer, RAI and RCM. Mr. Cohen's business address is c/o Resource America, Inc., 1845 Walnut Street, Suite 1000, Philadelphia, PA 19103.

         Mr. Jonathan Z. Cohen is the President, Chief Executive Officer and a director of the Issuer, RAI, RCM and RCI and is also the Chairman and Chief Executive Officer of RFFM. Mr. Cohen's business address is c/o Resource America, Inc., 712 Fifth Avenue, New York, New York 10019.

         Carlos C. Campbell is a director of RAI. Mr. Campbell is currently President of C.C. Campbell and Company, a management consulting firm. Mr. Campbell's business address is c/o C.C. Campbell & Company, 11530 Links Drive, Reston, VA 20190-4821.

         Andrew M. Lubin is a director of RAI. Mr. Lubin is currently President of Delaware Financial Group, Inc., a private investment firm. Mr. Lubin's business address is c/o Delaware Financial Group, P.O. Box 1425, Wilmington, DE 19899.

         John S. White is a director of RAI. Mr. White is currently Senior Vice President of Royal Alliance Associates, Inc., an independent broker/dealer. Mr. White's business address is c/o Royal Alliance Associates, Inc., The Sun America Center, 733 Third Avenue, New York, NY 10017.

         Kenneth A. Kind is a director of RAI. Mr. Kind is currently Vice President of Medi-Promotions, Inc., a healthcare advertising company. Mr. Kind's business address is c/o Medi-Promotions, Inc., 500 Route South, Suite 308, Hasbrouck Heights, NJ 07604.

         Michael J. Bradley is a director of RAI. Mr. Bradley is currently co-owner and Managing Director of BF Healthcare, Inc., a supplier of physician services to hospitals and assisted living facilities. Mr. Bradley's business address is c/o BF Healthcare, 275 Commerce Drive, Suite 310, Fort Washington, PA 19034.

         Steven J. Kessler is the Senior Vice President - Finance of the Issuer, the Executive Vice President and Chief Financial Officer of RAI, a director of RFFM, the Senior Vice President and a director of RCM and the Chief Financial Officer and a director of RCI. Mr. Kessler's business address is c/o Resource America, Inc., 1845 Walnut Street, 10th Floor, Philadelphia, PA 19103.

         Alan F. Feldman is Senior Vice President of RAI and Senior Vice President - Real Estate Investments of the Issuer. Mr. Feldman's business address is c/o Resource America, Inc., 1845 Walnut Street, 10th Floor, Philadelphia, PA 19103.

         David E. Bloom is Senior Vice President of RAI and Senior Vice President - Real Estate Investments of the Issuer. Mr. Bloom's business address is c/o Resource America, Inc., 712 Fifth Avenue, New York, New York 10019.

         Thomas C. Elliott is the Chief Financial Officer, Chief Accounting Officer and Treasurer of the Issuer, a Senior Vice President of RAI, Vice President and Chief Financial Officer of RFFM, and Chief Financial Officer of RCM. Mr. Elliott's business address is c/o Resource America, Inc., 1845 Walnut Street, 10th Floor, Philadelphia, PA 19103.

         Jeffrey D. Blomstrom is the President and Managing Director of RFFM and Senior Vice President - CDO Structuring of the Issuer. Mr. Blomstrom's business address is c/o Resource America, Inc., 712 Fifth Avenue, New York, New York 10019.

         Andrew Shook is Senior Vice President and Managing Director of RFFM and Senior Vice President - RMBS and CMBS of the Issuer. Mr. Shook's business address is c/o Resource America, Inc., 712 Fifth Avenue, New York, New York 10019.

         Christopher D. Allen is Senior Vice President and Managing Director of RFFM and Senior Vice President - Commercial Lending of the Issuer. Mr. Allen's business address is c/o Resource America, Inc., 712 Fifth Avenue, New York, New York 10019.

         Each individual listed above is a citizen of the United States. To the knowledge of the Reporting Persons, during the last five years, no person listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.